SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 36093; File No. 812-15905]

Alger Next Gen Growth Fund, et al.

April 17, 2026.

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC").

ACTION:  Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain registered closed-end management investment companies and business development companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants:

Alger Next Gen Growth Fund, Fred Alger Management, LLC, Weatherbie Capital, LLC, and certain affiliated entities identified on Schedule A to the Application.

Filing Dates:  The application was filed on September 25, 2025 and amended on March 9, 2026.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the Commission orders a hearing.  Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.  The email should include the file number referenced above.  Hearing requests should be received by the Commission by 5:30 p.m. Eastern time on May 12, 2026, and should be accompanied by proof of service on the

Applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:  The Commission:  Secretarys-Office@sec.gov.  Applicants:

Tina Payne, Esq., Fred Alger Management, LLC, 100 Pearl Street, 27th Floor, New York, NY 10004, tpayne@alger.com; Nicole M. Runyan, P.C. and Kim Kaufman, Esq., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, nicole.runyan@kirkland.com and kim.kaufman@kirkland.com.

FOR FURTHER INFORMATION CONTACT:  Kris Easter Guidroz, Senior Counsel, or Adam Large, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application filed March 9, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

 The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.


**Vanessa A. Countryman,**

*Secretary.*